November 21, 2012
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549-7010

RE:    Crane Co.
Form 10-K for the Year ended December 31, 2011 Filed February 27, 2012
Form 10-Q for the Quarter ended September 30, 2012 Filed November 5, 2012
Response Letter dated November 1, 2012
File Number: 1-1657

Dear Mr. Decker:
In connection with your review of the Crane Co. (the “Company”) Form 10-K for the year ended December 31, 2011, Form 10-Q for the quarter ended September 30, 2012, and Response Letter dated November 1, 2012 we respectfully submit the following response to the comment included in your letter of November 13, 2012. The Staff's comment is restated in bold with our response to the comment following immediately thereafter in italics.
We understand that you will be reviewing our response and may have additional comments.  We welcome any questions you may have concerning our response and thank you for your attention devoted to our filing.
Form 10-K for the Year Ended December 31, 2011
Item 8 - Financial Statements and Supplementary Data, page 32
Note 10 - Commitments and Contingencies, page 51
Asbestos Liability, page 52

1.
We read your responses to comments one and two from our letter dated October 24, 2012. We understand that the information used to determine your asbestos liability accrual also includes claims and costs for periods beyond the ten years used in determining your actual accrual. Thus, it appears that you may have some estimate of the amount of reasonably possible loss above the amount currently accrued. You indicate on page 55 that you expect to incur additional charges for asbestos liabilities in excess of the amounts currently provided, but you do not believe that any such amount can be reasonably determined beyond 2021. We believe that disclosing the amount or range of reasonably possible loss above the amount currently accrued is important information for readers to better understand how the asbestos litigation could impact you. Please show us how you will revise future filings to include this disclosure. If you continue to believe that no amount or range of reasonably possible loss above the amount currently accrued can be disclosed, please tell us why not, including the specific efforts you undertook for purposes of the December 31, 2011 Form 10-K and subsequent Forms 10-Q to try to provide such disclosure and what led and continues to lead you to believe that you are unable to estimate the amount of reasonably possible loss above the amount accrued despite your ongoing efforts. Refer to ASC 450-20-50.

RESPONSE:
We respectfully submit that we cannot disclose a possible range of loss in excess of the amount accrued through 2021 in connection with asbestos matters because our potential additional liability beyond 2021 with respect to these matters is not reasonably estimable. Management believes that the level of uncertainty regarding the various factors used in estimating future asbestos costs is too great to provide for reasonable estimation of the number of future claims, the nature of such claims or the cost to resolve them for years beyond 2021. In accordance with ASC 450-20-50 we currently disclose the following in our periodic filings:
“While it is probable that the Company will incur additional charges for asbestos liabilities and defense costs in excess of the amounts currently provided, the Company does not believe that any such amount can be reasonably estimated beyond 2021. Accordingly, no accrual has been recorded for any costs which may be incurred for claims which may be made subsequent to 2021.”
The specific efforts we undertake in determining the period through which we can reasonably estimate our future asbestos-related costs for purposes of recording our asbestos accrual and whether we can disclose possible ranges beyond the forecast period include the following consistent and thorough review procedures each reporting period:

•	HR&A (under the direction of legal and financial Crane management) compiles an analysis of our historical experience relating to:

◦	claims filed, settled and dismissed during the updated reference period (consisting of the preceding eleven quarterly periods); and

◦	average settlement costs by disease category (mesothelioma, lung cancer, other cancer, and non-malignant conditions including asbestosis) during that period.

•
Crane management reviews the aforementioned analysis with HR&A and discusses developing trends in the asbestos litigation environment. Information provided is considered for purposes of accounting and disclosure.

•	Crane management reviews the information from HR&A and prepares comparisons of actual experience to previous projections.

•
Our review is focused on the most significant factors affecting the liability estimate including (1) the number of new mesothelioma claims filed against us, (2) the average settlement costs for mesothelioma claims, (3) the percentage of mesothelioma claims dismissed against us and (4) the aggregate defense costs incurred by us.

•
We also consider additional quantitative and qualitative factors such as the nature of the aging of pending claims, significant appellate rulings, changes in the tort system and legislative developments, and their respective effects on expected future settlement values. More specifically, we consider a number of trend factors, including:

◦	the number and type of claims being filed each year;

◦	the jurisdictions where such claims are filed, and the effect of any legislation or judicial orders in such jurisdictions restricting the types of claims that can proceed to trial on the merits;

◦	the likelihood of any comprehensive asbestos legislation at the federal level; and

◦	our ability to offset our tort system liabilities or recover contributions from the post-bankruptcy trusts for asbestos claimants.

•	As part of the legislative developments review referenced above, our in-house counsel consults regularly with our external asbestos legal counsel.

•
We consider all these factors in conjunction with the asbestos liability estimate and determine whether a change in the forecast period and the overall estimate is warranted and also what, if any, updates to our disclosures are appropriate for any given reporting period.

As such, we confirm that our quarterly procedures include not only evaluating the appropriateness of our accrual but also assessing the adequacy and sufficiency of our related disclosures in accordance with ASC 450-20-50, including consideration of whether possible ranges of future estimates can be made.
Although there are widely available and generally accepted epidemiological studies that forecast expected asbestos related deaths and thus possible claims beyond 2021, such studies are not specific to Crane. Our experience has been that the rate of filing of asbestos-related claims with respect to potential defendants has changed over time, and filing rates and the ultimate success of those claims as they relate to us in particular have varied significantly.
Complicating matters is the fact that, unlike many others in the industry who face asbestos litigation liability, we have never manufactured asbestos or asbestos-containing components and litigation activity related to us is continually evolving. More specifically, we continue to execute on our defense strategies including the sharpened focus on developing appellate case law to the effect that Crane Co. has no liability as a matter of law for the products of others. The significance of the case law and potential continued momentum is a key variable in determining the ultimate asbestos liability and one that we believe could materially change our future asbestos liability.
In summary, management believes that it has thorough and consistent quarterly review procedures to determine its asbestos liability and related disclosures. Our ability to reasonably and reliably forecast beyond 2021 is constrained by past experience with periodic inflections in the asbestos litigation environment and a level of uncertainty which is too great to provide for a reasonable estimation. The asbestos litigation environment has changed markedly every few years and it is difficult to find long periods of stability (generally changing every four to five years). The aforementioned periodic inflections in the asbestos litigation environment have caused, and are expected to continue to cause significant fluctuations in the underlying assumptions that are used in the asbestos liability estimate model (most notably including (1) the number of new mesothelioma claims filed against us, (2) the average settlement costs for mesothelioma claims, (3) the percentage of mesothelioma claims dismissed against us and (4) the aggregate defense costs incurred by us). As such, a reliable, meaningful and relevant range of potential liability estimates in excess of the amount accrued and the corresponding directional movement which might occur (upward or downward) for the years past 2021 cannot be reasonably estimated by us due to the inherent lack of reliable trend data beyond 2021.
Notwithstanding the foregoing, we do propose, however, to enhance our current disclosure to clarify such uncertainties, as follows (the disclosure below includes the proposed disclosure contained in our response dated November 1, 2012, with new language underlined for the Staff's convenience):
“Through December 31, 2012, the Company's actual experience during the updated reference period for mesothelioma claims filed and dismissed generally approximated the assumptions in the Company's liability estimate. In addition to this claims experience, the Company considered additional quantitative and qualitative factors such as the nature of the aging of pending claims, significant appellate rulings and legislative developments, and their respective effects on expected future settlement values. Based on this evaluation, the Company determined that no change in the estimate was warranted for the period ended December 31, 2012. Nevertheless, if certain factors show a pattern of sustained increase or decrease, the liability could change materially; however, all the assumptions used in estimating the asbestos liability are interdependent and no single factor predominates in determining the liability estimate.
Because of the uncertainty with regard to and the interdependency of such factors used in the calculation of its asbestos liability, and since no one factor predominates, the Company believes that a range of potential liability estimates beyond the indicated forecast period cannot be reasonably estimated.”
Furthermore, with regard to the disclosure regarding the methodology from our periodic filings on Form 10-K and Form 10-Q, we propose the following addition to that disclosure (emphasis added). “Although the methodology used by HR&A can be applied to show claims and costs for periods subsequent to the indicated period (up to and including the endpoint of the asbestos studies referred to above), management believes that the level of uncertainty regarding the various factors used in estimating future asbestos costs is too great to provide for reasonable estimation of the number of future claims, the nature of such claims or the cost to resolve them for years beyond the indicated estimate.”
In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company's changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company's filings, and

•	The Company will not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comment. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7277.

Respectfully,

Andrew L. Krawitt
Principal Financial Officer

Copy to:
Jeffery Gordon, Division of Corporation Finance

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